                                                                     Exhibit 8.1

Mr. Flake Oakley
Chief Financial Officer
Colonial BancGroup, Inc.
P.O. Box 1109
Montgomery, AL  36101

Dear Mr. Oakley:

For various business reasons, ASB Bancshares, Inc. (Acquired Corporation) and The Colonial BancGroup, Inc. (BancGroup) have entered into an Agreement and Plan of Merger (Agreement) on September 5, 1997. Pursuant to your request, our letter addresses the income tax consequences of the proposed transaction as outlined below. We will address whether the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (I.R.C.). We will also address additional income tax consequences to Acquired Corporation, BancGroup, and shareholders. This letter is not a comprehensive analysis of the income tax consequences to Acquired Corporation shareholders. Acquired Corporation shareholders should consult their own tax advisors regarding the income tax consequences of the merger.

BACKGROUND

Acquired Corporation operates as a bank holding company for its wholly owned subsidiary, Ashville Savings Bank (Bank). BancGroup, a Delaware corporation, is a bank holding company with Subsidiary banks in Florida , Alabama (Colonial
Bank), Georgia and Tennessee.

CERTAIN TERMS OF THE MERGER

At the effective date of the merger, Acquired Corporation will merge with and into BancGroup, with BancGroup as the surviving corporation. Pursuant to the terms of the transaction, each share of common stock of Acquired Corporation outstanding and held by Acquired Corporation's shareholders other than shares held by shareholders who perfect their dissenter's rights and other than shares held by Joe W. Adkins and Carolyn Spann, will be converted by operation of law and without any action on the part of the parties or the holders thereof into shares of BancGroup common stock at a rate of $245.18 divided by the market value of BancGroup common stock as determined by the Agreement.


On the effective date of the merger, each share of Acquired Corporation stock held by Joe W. Adkins and Carolyn Spann will be converted by operation of law and without any action on the part of the parties or the holders thereof into BancGroup's 1997 Subordinated Acquisition Debentures, Series A at a rate of $245.18 principal amount for each share of Acquired Corporation stock held by Joe W. Adkins and Carolyn Spann.

No fractional shares of BancGroup common stock will be issued. Instead, each holder of shares of

Acquired Corporation stock having a fractional interest arising upon the conversion of such shares into shares of BancGroup common stock shall, at the time of surrender of the certificates previously representing Acquired Corporation stock, be paid by BancGroup an amount in cash. Any shareholder of Acquired Corporation who does not vote in favor of the Agreement and who complies with certain procedures relating to the rights of dissenting shareholders will be entitled to receive payment for the fair value of his or her Acquired Corporation stock.

Further, after consummation of the merger, BancGroup and Acquired Corporation anticipate merging two bank subsidiaries, the Bank and Colonial Bank. Colonial Bank will be the surviving entity.

REPRESENTATIONS OF PARTIES

     - BancGroup and Acquired Corporation intend that the merger will qualify for federal income tax purposes as a "reorganization" within the meaning of I.R.C. Section 368(a) of the Code.

     - The fair market value of the BancGroup stock received by each shareholder of Acquired Corporation pursuant to the terms of the Agreement will be approximately equal to the fair market value of Acquired Corporation surrendered in the exchange. The terms of the Agreement are the result of arm's-length negotiations between unrelated parties.

     - There is no plan or intention by the shareholders of Acquired Corporation to sell, exchange, or otherwise dispose of a number of shares of BancGroup stock received in the transaction that will reduce the Acquired Corporation shareholders' ownership of BancGroup stock to a number of shares having a value, as of the date of the transaction, of less than fifty percent of the value of all of the formerly outstanding stock of Acquired Corporation as of the same date. For purposes of this representation, shares of Acquired stock exchanged for cash, and surrendered by dissenters, or exchanged for cash in lieu of fractional shares of BancGroup stock will be treated as outstanding Acquired Corporation stock on the date of the transaction. In addition, Acquired Corporation stock exchanged for debentures will be treated as outstanding Acquired Corporation stock on the date of the transaction. Shares of Acquired stock and shares of BancGroup stock held by Acquired Corporation shareholders and otherwise sold, redeemed or disposed of prior or subsequent to the transaction will be considered in making this representation.

     - Collectively, Joe W. Adkins, Sr. and Carolyn Spann own approximately 37.45% of the outstanding stock of Acquired Corporation immediately prior to the merger.

     - Following the merger, BancGroup will continue the historic business of Acquired Corporation or use a significant portion of Acquired Corporation's historic business assets in a business.

     - Acquired Corporation, BancGroup and Acquired shareholders will pay their respective expenses, if any, incurred in connection with the transaction.

     - No part of the consideration received by the Acquired Corporation shareholders will be received by them in their capacity as debtor, creditor, employee, or any way other than as shareholder.

     - The fair market value of the assets of Acquired Corporation transferred to BancGroup will equal or exceed the sum of the liabilities assumed by BancGroup plus the amount of liabilities, if any, to which the assets transferred are subject.

     - The total adjusted basis of the assets of Acquired Corporation transferred to BancGroup will equal or exceed the sum of the liabilities assumed by BancGroup plus the amount of liabilities, if any, to which the assets transferred are subject.

TAX CONSEQUENCES TO ACQUIRED CORPORATION AND BANCGROUP

The merger of Acquired Corporation with and into BancGroup will constitute a merger within the meaning of I.R.C. Section 368(a)(1)(A), provided that the merger qualifies as a statutory merger pursuant to state law . Acquired Corporation and BancGroup will each be "a party to the reorganization" within the meaning of I.R.C. Section 368(b) of the Code. Based upon I.R.C. Sections 357(a) and 361(a), Acquired Corporation will recognize no gain or loss when it transfers its assets to BancGroup in a constructive exchange for BancGroup's stock, BancGroup's debentures, and the assumption of Acquired Corporation's liabilities by BancGroup. Acquired Corporation will also not recognize any gain or loss upon the receipt of cash in the exchange if it distributes such property as part of the plan of reorganization under I.R.C. Section 361(b).

IRS Regulation Section 1.368-1(b) requires a continuity of interest therein on the part of those persons who, directly or indirectly, were the owners of the enterprise prior to the reorganization. The "continuity of interest" requirement will be satisfied if there is a continuing interest through stock ownership in BancGroup on the part of the former shareholders of the Acquired Corporation which is equal in value, as of the effective date of the reorganization, to at least 50% of the value of all the formerly outstanding stock of the Acquired Corporation as of the same date. The debentures received by the former shareholders of Acquired Corporation in exchange for Acquired Corporation stock will not be considered in determining the overall percentage of equity retained by Acquired Corporation shareholders.

Pursuant to I.R.C. Section 1032 of the Code, no gain or loss will be recognized by BancGroup upon the acquisition by BancGroup of the assets of Acquired Corporation in exchange for BancGroup common stock, debentures, and the assumption of Acquired Corporation's liabilities. BancGroup's basis in the assets acquired in the transaction will be equal to the basis of the assets in the hands of Acquired Corporation immediately before the transaction under I.R.C. Section 362(b). I.R.C. Section 1223(2) provides that BancGroup's holding period for each Acquired Corporation asset received in the merger will include the period during which the asset was held by Acquired Corporation immediately before the transaction.

Pursuant to I.R.C. Section 381(a), BancGroup will succeed to and take into account the items of Acquired Corporation described in I.R.C. Section 381(c), subject to the conditions and limitations of I.R.C. Sections 381, 382, 383, 384, and 1502 and the regulations thereunder. BancGroup will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of Acquired Corporation as provided by I.R.C. Section 382(c)(2) of the Code and Section 1.381(c)(2)-1 of the Regulations.

TAX CONSEQUENCES TO BANK AND COLONIAL BANK

The merger of Bank with and into Colonial Bank will constitute a merger within the meaning of I.R.C. Section 368(a)(1)(A), provided that the merger qualifies as a statutory merger pursuant to state law. Bank and Colonial Bank will each be "a party to the reorganization" within the meaning of I.R.C. Section 368(b) of the Code. Based upon I.R.C. Sections 357(a) and 361(a), Bank will recognize no gain or loss when it transfers its assets to Colonial Bank in a constructive exchange solely for Colonial Bank's stock and the assumption of Bank's liabilities by Colonial Bank. Bank will also not recognize any gain or loss upon the receipt of cash in the exchange if it distributes such property as part of the plan of reorganization under I.R.C. Section 361(b).

Pursuant to I.R.C. Section 1032 of the Code, no gain or loss will be recognized by Colonial Bank upon the acquisition by Colonial Bank of the assets of Bank in exchange for Colonial Bank's common stock and the assumption of Bank's liabilities. Colonial Bank's basis in the assets acquired in the transaction will be equal to the basis of the assets in the hands of Bank immediately before the transaction per I.R.C. Section 362(b). I.R.C. Section 1223(2) provides that Colonial Bank's holding period for each Bank asset received in the merger will include the period during which the asset was held by Bank immediately before the transaction.

Pursuant to I.R.C. Section 381(a), Colonial Bank will succeed to and take into account the items of Bank described in I.R.C. Section 381(c), subject to the conditions and limitations of I.R.C. Sections 381, 382, 383, 384, and 1502 and the regulations thereunder. Colonial Bank will succeed to and take into account the earnings and profits, or deficit in earnings and profits, of Bank as provided by I.R.C. Section 382(c)(2) of the Code and Section 1.381(c)(2)-1 of the Regulations.

TAX CONSEQUENCES TO ACQUIRED CORPORATION SHAREHOLDERS

I.R.C. Section 354 states that a shareholder who receives solely BancGroup common stock in exchange for Acquired Corporation common stock will recognize no gain or loss on the exchange, except with respect to cash received in lieu of a fractional interest in BancGroup common stock. I.R.C. Section 358 of the Code provides that the shareholder's tax basis in the BancGroup common stock received in the exchange will be the same as the basis of the Acquired Corporation common stock surrendered, decreased by the amount of cash (if any) received by the shareholder and increased by the amount of gain (if any) recognized in the exchange. I.R.C. Section 1223 of the Code provides that such shareholder will include the period during which Acquired Corporation stock was held in his holding period for the BancGroup common stock received in the exchange.

Shareholders of Acquired Corporation who receive debentures will be treated as having received such debentures in exchange for their Acquired Corporation stock. The gain, if any, recognized by Acquired Corporation shareholders who receive debentures will be reported as capital gain under the installment method ( provided that Acquired Corporation shares are not traded on an established securities market and assuming Acquired Corporation shareholders do not elect out of installment sale treatment). The receipt of BanGroup debentures will not constitute payment within the meaning of I.R.C. Section 453(f)(3) because the debentures are not payable on demand and the debentures are not readily tradeable as defined in Section 453(f)(5). I.R.C. Section 453 states that installment gain is recognized in the year the payments on the debentures are received by the Acquired Corporation shareholders. As Acquired Corporation shareholders receive payments (exclusive of interest) on the installment obligation, I.R.C. Section 453(c) requires that a percentage of each payment will be gain attributable to the exchange and a percentage of each payment will be characterized as a recovery of basis. I.R.C. Section 453A provides that a taxpayer must pay interest on the deferred tax liability attributable to installment obligations arising from the sale of any property if the sales price of the property exceeds $150,000 and the face amount of all of the taxpayer's installment obligations that arose during, and are outstanding at the end of, the tax year exceeds $5 million.

The payment of cash in lieu of fractional shares of BancGroup common stock will be treated as if the fractional shares were issued as part of the exchange and then redeemed by BancGroup. These cash payments will be treated as having been received as distributions in full payment in exchange for the stock redeemed as provided in I.R.C. Section 302(a) of the Code. Generally, any gain or loss recognized upon such exchange will be capital gain or loss, provided the fractional share constitutes a capital asset in the hands of the exchanging shareholder. The shareholders will recognize capital gain or loss equal to the difference between the cash received and the basis of the fractional share interest that would have been issued.

Holders of shares of Acquired Corporation common stock who receive cash upon the exercise of any appraisal rights will be subject to a taxable transaction for federal income tax purposes. Such a shareholder will recognize gain or loss measured by the difference between the tax basis for his or her shares and the amount of cash received pursuant to I.R.C. Section 1012 of the Code (unless the receipt of cash is treated as a dividend, as described below).

In certain circumstances, the receipt of solely cash or debentures by an Acquired Corporation shareholder could be treated as a dividend under Section 302(a) (to the extent of the shareholder's ratable share of applicable earnings and profits) if the shareholder constructively owns shares of Acquired Corporation common stock that are exchanged for BancGroup common stock in the Merger. Generally, a shareholder constructively owns stock that is owned by members of the shareholder's family, and by certain controlled or related partnerships, estates, trusts and corporations, pursuant to the constructive ownership rules of I.R.C. Section 318 of the Code, as well as any shares that the shareholder has an option to acquire.

The receipt of solely cash or debentures by an Acquired Corporation shareholder in exchange for his stock will not be treated as a dividend if such exchange or receipt results in a meaningful reduction or a substantially disproportionate reduction in the shareholder's ownership interest or results in a complete termination of the shareholder's interest, taking into account, in each case, the constructive ownership rules described above. A complete termination of a shareholder's interest will occur if, after the receipt of cash or debentures in exchange for stock, the shareholder owns no shares of stock in BancGroup. Thus, a shareholder who receives solely cash or debentures for all of the stock actually owned by him will generally qualify for capital gain treatment under the complete termination test if none of the shares constructively owned by him are exchanged in the merger for BancGroup Common Stock and the shareholder does not otherwise own, actually or constructively, any shares of BancGroup Common Stock after the merger.

Where the complete termination of interest test is not satisfied with respect to a particular shareholder (because, for example, Acquired Corporation shares owned by a related party are exchanged for BancGroup Common Stock in the merger), that shareholder will nonetheless generally be entitled to capital gain treatment if the receipt of cash or debentures in exchange for his shares results in a "substantially disproportionate" reduction or a "meaningful" reduction in his ownership interest. I.R.C. Section 302 of the Code provides that a shareholder's reduction in ownership interest should normally be "substantially disproportionate," and capital gain treatment should normally result, if (1) the shareholder owns less than 50% of the total combined voting power of all classes of stock immediately after the merger, and (2) the shareholder's proportionate stock interest in BancGroup immediately after the merger is 20% or more below what his proportionate interest in BancGroup would have been if he had received solely BancGroup Common Stock in the merger.

Acquired Corporation shareholders who constructively own stock in Acquired Corporation should consult a tax advisor regarding the characterization of cash payments or debentures received in the reorganization in exchange for Acquired Corporation stock as either capital gain income or dividend income.


SUMMARY

The merger of BancGroup and Acquired Corporation will qualify as a tax-free reorganization within the meaning of I.R.C. Section 368(a)(1)(A). BancGroup's basis in Acquired Corporation's assets will be the same as Acquired Corporation's basis in its assets before the merger. The merger of Colonial Bank and Bank will also qualify as a tax-free reorganization within the meaning of I.R.C. Section 368(a)(1)(A). Colonial Bank's basis in Bank's assets will be the same as Bank's basis in its assets before the merger. Acquired Corporation shareholders will retain a substituted basis in the shares of BancGroup stock received in the merger decreased by the amount of cash received and increased by the amount of gain recognized in the deal. The only taxable consequences will be to those shareholders who receive cash in lieu of fractional shares, to those shareholders who receive solely cash in the exchange upon perfecting their dissenter's rights, and to those shareholders who receive solely debentures in exchange for their Acquired Corporation stock. The receipt of the BancGroup debentures for Acquired Corporation stock should be treated as a taxable installment sale by Acquired Corporation shareholders. Shareholders receiving cash or debentures must examine their actual and constructive ownership of Acquired Corporation and BancGroup stock for purposes of determining the tax consequences of the cash payments.

If you have any questions or comments, please call Thomas Lee or Mark Borden at
(205) 252-8400.

Very truly yours,

/S/ Coopers & Lybrand LLP

Coopers & Lybrand LLP